Dear Taubman Centers Associates:

As the attached press release makes clear, today the Company announced that results for the fourth quarter and full year 2002 are expected to significantly exceed the Company's previously announced guidance to investors. We are very pleased with these strong results, which we believe validate both the strategies and the value of this Company. The Company also announced that it is increasing its guidance for 2003 as a result of the strong fourth quarter performance as well its progress on leasing and the favorable interest rate environment. The Company will release final results for 2002 including its supplemental disclosures on February 10, 2003.

Each of you has played an integral role in the success of our Company. You have remained focused on our business and have continued to deliver. I want to thank each of you for your hard work and dedication.

I also wanted to take this opportunity to update you on some of the latest developments regarding the Simon offer. In November, certain non-family stockholders granted me durable proxies providing me with the sole and absolute right to vote their shares. As you may know, on January 28, at my request, these voting agreements were terminated. The voting agreements formed the basis for at least one of the claims alleged by Simon in its litigation against the Company and by terminating these voting agreements we believe we have taken this issue off the table.

You may have heard that Simon has imposed February 14 as a deadline and stated that it will withdraw its offer unless at least two-thirds of the common shares are tendered by the deadline. We believe that this "deadline" is illusory and irrelevant to the outcome of Simon's unsolicited hostile takeover effort. It is illusory because Simon cannot complete its offer unless at least two-thirds of Taubman Centers' 84 million voting shares - that's 56 million voting shares - approve the offer. As the members of the Taubman family hold approximately 30 percent of the voting shares and are opposed to the offer, this is extremely unlikely to happen. Accordingly, while I believe Simon will likely take the opportunity to generate significant press coverage if it receives two-thirds of the common shares - about 35 million of 52 million common shares - the underlying facts have not changed. There is no path to completion to Simon's offer, and therefore their statements will be irrelevant.

We deeply appreciate your continued support and efforts. If you have any questions, please contact Barb Baker or me. We will keep you updated as events progress.